Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements

BRP Inc.

For the three- and nine-month periods ended October 31, 2018 and 2017

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF NET INCOME

[Unaudited]

[in millions of Canadian dollars, except per share data]

		Three-month periods ended		Nine-month periods ended
	Notes	October 31, 2018	October 31, 2017	October 31, 2018	October 31, 2017
			Restated (Note 20)		Restated (Note 20)
Revenues	21	$1,394.2	$1,226.5	$3,737.9	$3,226.5
Cost of sales		1,037.4	906.6	2,819.4	2,463.5

Gross profit		356.8	319.9	918.5	763.0

Operating expenses
Selling and marketing		86.8	77.3	248.8	219.8
Research and development		51.6	47.4	158.2	146.0
General and administrative		58.0	38.4	155.8	126.0
Other operating expenses	16	3.3	4.3	9.6	11.2

Total operating expenses		199.7	167.4	572.4	503.0

Operating income		157.1	152.5	346.1	260.0

Financing costs	17	17.3	15.9	57.0	41.8
Financing income	17	(0.4)	(0.5)	(2.3)	(1.9)
Foreign exchange (gain) loss on long-term debt		10.2	31.7	69.0	(5.9)

Income before income taxes		130.0	105.4	222.4	226.0
Income tax expense	18	39.8	35.4	77.8	56.9

Net income		$90.2	$70.0	$144.6	$169.1

Attributable to shareholders		$90.3	$69.9	$144.3	$168.7
Attributable to non-controlling interest		$(0.1)	$0.1	$0.3	$0.4

Basic earnings per share	15	$0.93	$0.68	$1.46	$1.55
Diluted earnings per share	15	$0.92	$0.67	$1.44	$1.54

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[in millions of Canadian dollars]

	Three-month periods ended		Nine-month periods ended
	October 31, 2018	October 31, 2017	October 31, 2018	October 31, 2017
		Restated (Note 20)		Restated (Note 20)
Net income	$90.2	$70.0	$144.6	$169.1

Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net changes in fair value of derivatives designated as cash flow hedges	(4.6)	3.0	(1.9)	5.3
Net changes in unrealized gain (loss) on translation of foreign operations	(11.0)	4.0	(18.5)	17.5
Income tax (expense) recovery	0.8	(0.7)	0.1	(1.1)

	(14.8)	6.3	(20.3)	21.7

Items that will not be reclassified subsequently to net income
Actuarial gains (losses) on defined benefit pension plans	(7.4)	(14.7)	13.0	(14.5)
Loss on fair value of restricted investments	(0.3)	—	(0.5)	—
Income tax (expense) recovery	2.0	3.9	(3.4)	3.9

	(5.7)	(10.8)	9.1	(10.6)

Total other comprehensive income (loss)	(20.5)	(4.5)	(11.2)	11.1

Total comprehensive income	$69.7	$65.5	$133.4	$180.2

Attributable to shareholders	$69.8	$65.3	$133.2	$179.5
Attributable to non-controlling interest	$(0.1)	$0.2	$0.2	$0.7

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

[Unaudited]

[in millions of Canadian dollars]

As at

	Notes	October 31, 2018	January 31, 2018	February 1, 2017
			Restated (Note 20)	Restated (Note 20)
Cash		$61.5	$226.0	$298.6
Trade and other receivables		329.3	328.8	325.3
Income taxes and investment tax credits receivable		23.1	19.9	46.2
Other financial assets	6	17.8	11.5	3.5
Inventories	7	1,009.6	742.8	682.1
Other current assets		24.2	20.4	20.9

Total current assets		1,465.5	1,349.4	1,376.6

Investment tax credits receivable		4.9	4.5	4.2
Other financial assets	6	20.2	21.4	20.1
Property, plant and equipment		846.0	766.8	673.2
Intangible assets	8	474.9	314.6	317.1
Deferred income taxes		158.1	165.0	202.0
Other non-current assets		3.3	1.9	2.3

Total non-current assets		1,507.4	1,274.2	1,218.9

Total assets		$2,972.9	$2,623.6	$2,595.5

Trade payables and accruals		$1,044.1	$805.5	$718.5
Provisions	10	371.8	378.8	344.3
Other financial liabilities	11	108.8	133.5	94.7
Income tax payable		64.8	42.6	29.6
Deferred revenues		71.5	62.1	63.0
Current portion of long-term debt	12	20.0	19.8	22.7

Total current liabilities		1,681.0	1,442.3	1,272.8

Long-term debt	12	1,200.3	995.0	929.4
Provisions	10	94.9	86.3	88.1
Other financial liabilities	11	29.2	27.8	28.7
Deferred revenues		126.9	122.3	105.4
Employee future benefit liabilities		206.0	224.8	194.1
Deferred income taxes		1.2	1.2	2.5
Other non-current liabilities		14.4	15.9	13.5

Total non-current liabilities		1,672.9	1,473.3	1,361.7

Total liabilities		3,353.9	2,915.6	2,634.5
Deficit		(381.0)	(292.0)	(39.0)

Total liabilities and deficit		$2,972.9	$2,623.6	$2,595.5

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[in millions of Canadian dollars]

For the nine-month period ended October 31, 2018

	Attributed to shareholders
	Capital Stock (Note 13)	Contributed surplus	Retained losses	Translation of foreign operations	Cash- flow hedges	Total	Non-controlling interests	Total deficit
Balance as at January 31, 2018	$234.8	$(7.8)	$(551.8)	$27.7	$0.1	$(297.0)	$5.0	$(292.0)

Net income	—	—	144.3	—	—	144.3	0.3	144.6
Other comprehensive income (loss)	—	—	9.1	(18.4)	(1.8)	(11.1)	(0.1)	(11.2)

Total comprehensive income (loss)	—	—	153.4	(18.4)	(1.8)	133.2	0.2	133.4
Dividends	—	—	(26.6)	—	—	(26.6)	—	(26.6)
Issuance of subordinate shares	9.3	(3.1)	—	—	—	6.2	—	6.2
Repurchase of subordinate shares (Note 13)	(26.4)	—	(223.0)	—	—	(249.4)	—	(249.4)
Subordinate shares subject to repurchase	—	38.6	—	—	—	38.6	—	38.6
Stock-based compensation	—	8.8 [a]	—	—	—	8.8	—	8.8

Balance as at October 31, 2018	$217.7	$36.5	$(648.0)	$9.3	$(1.7)	$(386.2)	$5.2	$(381.0)

[a] Includes $0.2 million of income tax recovery. For the nine-month period ended October 31, 2017 Restated (Note 20)
	Attributed to shareholders
	Capital Stock	Contributed surplus	Retained losses	Translation of foreign operations	Cash- flow hedges	Total	Non-controlling interests	Total deficit
Balance as at February 1, 2017	$302.9	$26.8	$(373.4)	$3.7	$(3.4)	$(43.4)	$4.4	$(39.0)

Net income	—	—	168.7	—	—	168.7	0.4	169.1
Other comprehensive income (loss)	—	—	(10.6)	17.2	4.2	10.8	0.3	11.1

Total comprehensive income	—	—	158.1	17.2	4.2	179.5	0.7	180.2
Dividends	—	—	(17.2)	—	—	(17.2)	—	(17.2)
Issuance of subordinate shares	8.7	(3.0)	—	—	—	5.7	—	5.7
Repurchase of subordinate shares	(70.8)	—	(298.7)	—	—	(369.5)	—	(369.5)
Subordinate shares subject to repurchase	—	(59.7)	—	—	—	(59.7)	—	(59.7)
Stock-based compensation	—	6.6 [a]	—	—	—	6.6	—	6.6

Balance as at October 31, 2017	$240.8	$(29.3)	$(531.2)	$20.9	$0.8	$(298.0)	$5.1	$(292.9)

[a]	Includes $0.2 million of income tax recovery.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

[Unaudited]

[in millions of Canadian dollars]

		Nine-month periods ended
	Notes	October 31, 2018	October 31, 2017
			Restated (Note 20)
OPERATING ACTIVITIES
Net income		$144.6	$169.1
Non-cash and non-operating items:
Depreciation expense		123.7	107.8
Income tax expense	18	77.8	56.9
Foreign exchange (gain) loss on long-term debt		69.0	(5.9)
Interest expense and transaction costs	17	48.8	35.7
Other		2.1	(4.9)

Cash flows generated from operations before changes in working capital		466.0	358.7
Changes in working capital:
Decrease in trade and other receivables		4.6	18.5
Increase in inventories		(249.9)	(129.6)
Increase in other assets		(21.8)	(8.3)
Increase in trade payables and accruals		224.9	95.1
Increase (decrease) in other financial liabilities		16.1	(4.0)
Increase (decrease) in provisions		(13.4)	5.6
Increase in other liabilities		5.7	14.4

Cash flows generated from operations		432.2	350.4
Income taxes paid, net of refunds		(53.7)	(41.9)

Net cash flows generated from operating activities		378.5	308.5

INVESTING ACTIVITIES
Business combinations, net of acquired cash	4	(177.5)	—
Additions to property, plant and equipment		(173.2)	(140.9)
Additions to intangible assets	8	(7.6)	(4.9)
Proceeds on disposal of property, plant and equipment		0.2	—
Other		0.6	0.6

Net cash flows used in investing activities		(357.5)	(145.2)

FINANCING ACTIVITIES
Decrease in revolving credit facilities		(1.3)	—
Issuance of long-term debt	12	145.7	126.5
Long-term debt amendment fees	12	(8.9)	(2.1)
Repayment of long-term debt	12	(9.4)	(12.9)
Interest paid		(37.6)	(29.2)
Issuance of subordinate voting shares		6.2	5.7
Repurchase of subordinate voting shares	13	(248.6)	(366.9)
Dividends paid		(26.6)	(17.2)
Other		(2.3)	(1.3)

Net cash flows used in financing activities		(182.8)	(297.4)

Effect of exchange rate changes on cash		(2.7)	(1.5)

Net decrease in cash		(164.5)	(135.6)
Cash at beginning of period		226.0	298.6

Cash at the end of period		$61.5	$163.0

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2018 and 2017

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

1.	NATURE OF OPERATIONS

BRP Inc. (“BRP”) is incorporated under the laws of Canada. BRP’s multiple voting shares are owned by Beaudier Inc. and 4338618 Canada Inc. (collectively, “Beaudier Group”), Bain Capital Luxembourg Investments S.à r.l. (“Bain Capital”) and La Caisse de dépôt et placement du Québec (“CDPQ”), (collectively, the “Principal Shareholders”) whereas BRP’s subordinate voting shares are listed in Canada on the Toronto Stock Exchange under the symbol DOO and, since September 2018, in the United States on the Nasdaq Global Select Market under the symbol DOOO.

BRP and its subsidiaries (the “Company”) design, develop, manufacture and sell powersports vehicles and marine products. The Company’s “Year-Round Products” consist of all-terrain vehicles, side-by-side vehicles and three-wheeled vehicles; the Company’s “Seasonal Products” consist of snowmobiles and personal watercraft; and the Company’s “Powersports PAC and OEM Engines” consist of parts, accessories and clothing (“PAC”) for Year-Round Products and Seasonal Products, engines for karts, motorcycles and recreational aircraft and other services. Additionally, the Company’s “Marine” consist of outboard and jet boat engines, boats and related PAC and other services. The Company’s products are sold mainly through a network of independent dealers, independent distributors and to original equipment manufacturers. The Company distributes its products worldwide and manufactures them in Canada, Mexico, Austria, the United States and Finland.

The Company’s headquarters is located at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements for the three- and nine-month periods ended October 31, 2018 and 2017 have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and in accordance with IAS 34 “Interim Financial Reporting”. These unaudited condensed consolidated interim financial statements for the three- and nine-month periods ended October 31, 2018 and 2017 follow the same accounting policies as the audited consolidated financial statements for the year ended January 31, 2018, except for the adoption of IFRS 15 “Revenue from contracts with customers” and IFRS 9 “Financial instruments” as described in note 20 and, as such, should be read in conjunction with them. The comparative figures have been restated to reflect the adoption of these two new standards. Following a business combination, new accounting policies for business combinations and segmented information are described respectively in note 4 and note 5.

These unaudited condensed consolidated interim financial statements include the financial statements of BRP and its subsidiaries. BRP controls all of its subsidiaries that are wholly owned through voting equity interests (except for Regionales Innovations Centrum GmbH in Austria for which a non-controlling interest of 25% is recorded upon consolidation and BRP Commerce & Trade Co. Ltd in China for which a non-controlling interest of 20% is recorded upon consolidation). BRP is also part of a joint venture located in Austria, RIC TECH GmbH, for which BRP owns 58% of the voting equity interests. All inter-company transactions and balances have been eliminated upon consolidation.

The Company’s revenues and operating income experience substantial fluctuations from quarter to quarter. In general, wholesale of the Company’s products are higher in the period immediately preceding and during their particular season of use. However, the mix of product sales may vary considerably from time to time as a result of changes in seasonal and geographic demand, the introduction of new products and models and production scheduling for particular types of products.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2018 and 2017

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	BASIS OF PRESENTATION [CONTINUED]

On November 29, 2018, the Board of Directors of the Company approved these unaudited condensed consolidated interim financial statements for the three- and nine-month periods ended October 31, 2018 and 2017.

3.	FUTURE ACCOUNTING CHANGES

IFRS 16 Leases

In January 2016, the International Accounting Standards Board (“IASB”) issued IFRS 16 “Leases” that sets out the principles for recognition, measurement, presentation and disclosure of leases for both lessee and lessor. IFRS 16 introduces a single lessee accounting model and requires lessees to recognize assets and liabilities for all leases, except when the term is twelve months or less or when the underlying asset has a low value. The effective date of IFRS 16 for the Company is February 1, 2019 and the Company will apply the standard retrospectively with the cumulative effect of initially applying the standard recognized as an adjustment to the opening balance of retained earnings at that date. The adoption of IFRS 16 will result in the recognition of a right-of-use asset and a lease liability measured at the present value of the future lease payments on the statement of financial position for a majority of its leases that are considered operating leases under IAS 17 “Leases”. IFRS 16 will change the presentation of cash flows relating to leases in the Company’s Consolidated Statements of Cash Flows, but does not cause a difference in the amount of cash transferred between the parties of a lease. The Company has not yet determined the monetary impact of this change and is continuing to assess the overall impact of the new standard, including the determination of all optional exemptions to be applied and the required changes to the disclosures in its consolidated financial statements. The Company is reviewing certain processes related to the information technology systems and to the internal controls over financial reporting.

IFRIC 23 Uncertainty over income tax treatments

In June 2017, the IASB released IFRIC 23 “Uncertainty over income tax treatments”. IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12 “Income taxes”, when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers each tax treatment independently or collectively, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, and how an entity considers changes in facts and circumstances. IFRIC 23 will become effective for the Company fiscal year beginning on February 1, 2019. The Company has determined the adoption of this standard will not have a significant impact on its consolidated financial statements.

Other standards or amendments

The IASB issued other standards or amendments to existing standards that are not expected to have a significant impact on the Company’s consolidated financial statements.

4.	BUSINESS COMBINATIONS

On June 28, 2018, the Company acquired 100% of Alumacraft Holdings, LLC and its wholly-owned subsidiary Alumacraft Boat Co. (“Alumacraft”) for a purchase consideration of U.S. $64.4 million ($85.4 million), paid in cash. Alumacraft is a recreational boat manufacturer with two manufacturing facilities located in St. Peter, Minnesota (United States) and in Arkadelphia, Arkansas (United States).

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2018 and 2017

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

4.	BUSINESS COMBINATIONS [CONTINUED]

On August 28, 2018, the Company acquired 100% of Triton Industries, Inc. (“Triton”) for a purchase consideration of U.S. $75.0 million ($97.4 million), paid in cash. Triton is a pontoon boat manufacturer under the Manitou brand with a manufacturing facility located in Lansing, Michigan (United States).

The two acquisitions allow the Company to pursue its growth strategy in the marine market, and to create synergies with the existing operations of the Company.

Following the acquisition of Alumacraft, the Company adopted the following accounting policy:

Business combinations are recorded by using the acquisition method. Under this method, the purchase consideration is allocated to identifiable assets acquired, liabilities assumed and contingent liabilities (“Net assets”) based on the fair value at the acquisition date, with the excess of the purchase consideration amount allocated to goodwill. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date.

The results of the acquired businesses are included in the unaudited condensed consolidated interim financial statements from the date of the acquisition. Acquisition costs are expensed as incurred.

Intangible assets and goodwill arising out of business combinations are accounted for by applying the acquisition method of accounting to these transactions. In measuring the fair value of the assets acquired and the liabilities assumed and estimating their useful lives, the Company uses significant estimates and assumptions regarding cash flow projections, economic risk, and weighted average cost of capital. These estimates and assumptions determine the amount allocated to intangible assets and goodwill, as well as the amortization period for intangible assets with finite lives.

The preliminary value of the assets acquired and liabilities assumed were as follows, as at their respective acquisition dates:

	Alumacraft		Triton	Total
Assets acquired
Current assets	$23.5	[b]	$14.1	$37.6
Property, plant and equipment	5.7		9.7	15.4
Trademark	25.8		37.7	63.5
Dealer network	19.1		27.5	46.6
Goodwill [a]	24.5	[c]	32.5	57.0

Total assets acquired	98.6		121.5	220.1

Liabilities assumed
Current liabilities	8.4		7.4	15.8
Deferred income taxes	4.8		16.7	21.5

Total liabilities assumed	13.2		24.1	37.3

Net assets acquired and total consideration paid in cash [d]	$85.4		$97.4	$182.8

[a]	Goodwill arises principally from expected synergies and future growth.
[b]	Including cash of $5.3 million.
[c]	Only $2.8 million of goodwill is deductible for tax purposes.
[d]	Repayment of Alumacraft and Triton debt is included in the purchase consideration.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2018 and 2017

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

4.	BUSINESS COMBINATIONS [CONTINUED]

The Company’s unaudited condensed consolidated statement of net income include the operating results of Alumacraft and Triton since their respective acquisition dates. For the three- and nine-month periods ended October 31, 2018, it represents revenues of respectively $42.5 million and $48.0 million. Net income for the three- and nine-month periods ended October 31, 2018 was not significant.

If the Company had acquired Alumacraft and Triton at the beginning of the nine-month period ended October 31, 2018, it would have increased revenues by approximately $104 million.

The Company will finalize the accounting for these acquisitions during the next quarters, specifically the assessment of the fair value of assets acquired and liabilities assumed, and goodwill related to this acquisition.

5.	SEGMENTED INFORMATION

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other components of the entity). The related operations can be clearly distinguished and the revenues and gross profit are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance.

Following the acquisition of Alumacraft, the Company established a new Marine Group. As a result, the Company has two operating and reportable segments: Powersports and Marine. The Powersports segment includes Year-Round Products, Seasonal Products and Powersports PAC and OEM Engines. The Marine segment includes outboard and jet boat engines, boats and related PAC and other services.

The comparative figures have been modified to reflect the new categories of revenues and the new segments following the acquisition of Alumacraft and Triton and the creation of the Marine Group.

Details of segment information were as follows:

For the three-month period ended October 31, 2018	Powersports segment	Marine segment	Inter- segment eliminations	Total
Revenues	$1,255.5	$145.8	$(7.1)	$1,394.2
Cost of sales	924.7	119.8	(7.1)	1,037.4

Gross profit	330.8	26.0	—	356.8

Total operating expenses				199.7

Operating income				157.1
Financing costs				17.3
Financing income				(0.4)
Foreign exchange loss on long-term debt				10.2

Income before income taxes				130.0
Income tax expense				39.8

Net income				$90.2

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2018 and 2017

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

5.	SEGMENTED INFORMATION [CONTINUED]

For the three-month period ended October 31, 2017	Powersports segment	Marine segment	Inter- segment eliminations	Total
Revenues	$1,120.0	$116.3	$(9.8)	$1,226.5
Cost of sales	825.0	91.4	(9.8)	906.6

Gross profit	295.0	24.9	—	319.9

Total operating expenses				167.4

Operating income				152.5
Financing costs				15.9
Financing income				(0.5)
Foreign exchange loss on long-term debt				31.7

Income before income taxes				105.4
Income tax expense				35.4

Net income				$70.0

For the nine-month period ended October 31, 2018	Powersports segment	Marine segment	Inter- segment eliminations	Total
Revenues	$3,374.8	$388.0	$(24.9)	$3,737.9
Cost of sales	2,526.1	318.2	(24.9)	2,819.4

Gross profit	848.7	69.8	—	918.5

Total operating expenses				572.4

Operating income				346.1
Financing costs				57.0
Financing income				(2.3)
Foreign exchange loss on long-term debt				69.0

Income before income taxes				222.4
Income tax expense				77.8

Net income				$144.6

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2018 and 2017

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

5.	SEGMENTED INFORMATION [CONTINUED]

For the nine-month period ended October 31, 2017	Powersports segment	Marine segment	Inter- segment eliminations	Total
Revenues	$2,892.4	$361.3	$(27.2)	$3,226.5
Cost of sales	2,205.0	285.7	(27.2)	2,463.5

Gross profit	687.4	75.6	—	763.0

Total operating expenses				503.0

Operating income				260.0
Financing costs				41.8
Financing income				(1.9)
Foreign exchange gain on long-term debt				(5.9)

Income before income taxes				226.0
Income tax expense				56.9

Net income				$169.1

6.	OTHER FINANCIAL ASSETS

The Company’s other financial assets were as follows, as at:

	October 31, 2018	January 31, 2018
Restricted investments [a]	$15.5	$17.3
Derivative financial instruments	8.6	5.5
Other	13.9	10.1

Total other financial assets	$38.0	$32.9

Current	17.8	11.5
Non-current	20.2	21.4

Total other financial assets	$38.0	$32.9

[a]

The restricted investments are publicly traded bonds that can only be used for severance payments and pension costs associated with Austrian pension plans, and are not available for general corporate use.

The non-current portion is mainly attributable to the restricted investments.

7.	INVENTORIES

The Company’s inventories were as follows, as at:

	October 31, 2018	January 31, 2018
Materials and work in progress	$448.6	$325.9
Finished products	355.2	255.0
Parts, accessories and clothing	205.8	161.9

Total inventories	$1,009.6	$742.8

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2018 and 2017

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

7.	INVENTORIES [CONTINUED]

The Company recognized in the condensed consolidated interim statements of net income during the three- and nine-month periods ended October 31, 2018, a write-down on inventories of $3.7 million and $10.3 million respectively ($3.7 million and $7.9 million respectively during the three- and nine-month periods ended October 31, 2017).

8.	INTANGIBLE ASSETS

The Company’s intangible assets were as follows, as at:

	October 31, 2018			January 31, 2018
	Cost	Accumulated depreciation	Carrying amount	Cost	Accumulated depreciation	Carrying amount
Goodwill	$173.0	$—	$173.0	$116.0	$—	$116.0
Trademarks	199.8	—	199.8	136.0	—	136.0
Software and licences	120.6	83.0	37.6	114.1	73.2	40.9
Dealer networks	109.1	50.3	58.8	45.4	30.8	14.6
Customer relationships	24.0	18.3	5.7	24.6	17.5	7.1

Total	$626.5	$151.6	$474.9	$436.1	$121.5	$314.6

The following table explains the changes in Company’s intangible assets during the nine-month period ended October 31, 2018:
	Carrying amount as at January 31, 2018	Additions	Business combinations	Depreciation	Effect of foreign currency exchange rate changes	Carrying amount as at October 31, 2018
Goodwill	$116.0	$—	$57.0	$—	$—	$173.0
Trademarks	136.0	—	63.5	—	0.3	199.8
Software and licences	40.9	7.6	—	(10.5)	(0.4)	37.6
Dealer networks	14.6	—	46.6	(3.4)	1.0	58.8
Customer relationships	7.1	—	—	(1.3)	(0.1)	5.7

Total	$314.6	$7.6	$167.1	$(15.2)	$0.8	$474.9

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2018 and 2017

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

9.	REVOLVING CREDIT FACILITIES

On May 23, 2018, the Company refinanced its $475.0 million revolving credit facilities to increase the availability by $100.0 million for a total availability of $575.0 million, to extend the maturity from June 2021 to May 2023 and to reduce the cost of borrowing by 0.25% (the “Revolving Credit Facilities”). The Company incurred transaction fees of $2.6 million related to this refinancing, which are amortized over the expected life of the Revolving Credit Facilities.

The applicable interest rates vary depending on a leverage ratio. The leverage ratio is defined in the Revolving Credit Facilities agreement by the ratio of net debt to consolidated cash flows of the Company’s subsidiary, Bombardier Recreational Products Inc. (the “Leverage ratio”). The applicable interest rates are as follows:

(i)	U.S. dollars at either

(a)	LIBOR plus 1.45% to 3.25% per annum; or

(b)	U.S. Base Rate plus 0.45% to 2.25% per annum; or

(c)	U.S. Prime Rate plus 0.45% to 2.25% per annum;

(ii)	Canadian dollars at either

(a)	Bankers’ Acceptances plus 1.45% to 3.25% per annum; or

(b)	Canadian Prime Rate plus 0.45% to 2.25% per annum

(iii)	Euros at Euro LIBOR plus 1.45% to 3.25% per annum.

In addition, the Company incurs commitment fees of 0.25% to 0.40% per annum on the undrawn amount of the Revolving Credit Facilities.

As at October 31, 2018, the cost of borrowing under the Revolving Credit Facilities was as follows:

(i)	U.S. dollars at either

(a)	LIBOR plus 1.75% per annum; or

(b)	U.S. Base Rate plus 0.75% per annum; or

(c)	U.S. Prime Rate plus 0.75% per annum;

(ii)	Canadian dollars at either

(a)	Bankers’ Acceptances plus 1.75% per annum; or

(b)	Canadian Prime Rate plus 0.75% per annum

(iii)	Euros at Euro LIBOR plus 1.75% per annum.

As at October 31, 2018, the commitment fees on the undrawn amount of the Revolving Credit Facilities were 0.25% per annum.

The Company is required to maintain, under certain conditions, a minimum fixed charge coverage ratio. Additionally, the total available borrowing under the Revolving Credit Facilities is subject to a borrowing base calculation representing 75% of the carrying amount of trade and other receivables plus 50% of the carrying amount of inventories.

During the nine-month period ended October 31, 2017, the Company amended its $425.0 million revolving credit facilities agreement to increase the availability by $50.0 million for a total availability of $475.0 million. All other conditions of the Revolving Credit Facilities remained unchanged. The Company incurred transaction fees of $0.5 million.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2018 and 2017

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

10.	PROVISIONS

The Company’s provisions were as follows, as at:

	October 31, 2018	January 31, 2018
Product-related	$407.2	$373.9
Restructuring	0.8	2.1
Other	58.7	89.1

Total provisions	$466.7	$465.1

Current	371.8	378.8
Non-current	94.9	86.3

Total provisions	$466.7	$465.1

Product-related provisions include provisions for regular warranty coverage on products sold, product liability provisions and provisions related to sales programs offered by the Company to its independent dealers, independent distributors or original equipment manufacturers (the “Customers”) in order to support the retail activity.

The non-current portion of provisions is mainly attributable to product-related provisions.

The changes in provisions were as follows:

	Product- related	Restructuring	Other	Total
Balance as at January 31, 2018	$373.9	$2.1	$89.1	$465.1
Expensed during the period	401.6	—	9.0	410.6
Additions through business combinations	2.5	—	—	2.5
Paid during the period	(381.1)	(1.4)	(42.1)[a]	(424.6)
Reversed during the period	(3.5)	—	(1.8)	(5.3)
Effect of foreign currency exchange rate changes	14.6	0.1	4.5	19.2
Unwinding of discount and effect of changes in discounting estimates	(0.8)	—	—	(0.8)

Balance as at October 31, 2018	$407.2	$0.8	$58.7	$466.7

[a]	Payment of $33.4 million related to the patent infringement litigation cases with one of the Company’s competitors.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2018 and 2017

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

11.	OTHER FINANCIAL LIABILITIES

The Company’s other financial liabilities were as follows, as at:

	October 31, 2018	January 31, 2018
Dealer holdback programs and customers deposits	$98.9	$82.0
Due to Bombardier Inc.	22.3	22.0
Derivative financial instruments	7.3	10.0
Due to a pension management company	2.3	2.7
Financial liability related to NCIB	—	38.6
Other	7.2	6.0

Total other financial liabilities	$138.0	$161.3

Current	108.8	133.5
Non-current	29.2	27.8

Total other financial liabilities	$138.0	$161.3

The non-current portion is mainly comprised of the amount due to Bombardier Inc. in connection with indemnification related to income taxes.

12.	LONG-TERM DEBT

As at October 31, 2018 and January 31, 2018, the maturity dates, interest rates, outstanding nominal amounts and carrying amounts of long-term debt were as follows:

						October 31, 2018
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount		Carrying amount
Term Facility	May 2025	4.30%	4.30%	U.S. $	897.7	$1,179.0
Term Loans	Dec. 2018 to Dec. 2028	0.75% to 2.19%	1.00% to 5.64%	Euro	23.4	31.8
Finance lease liabilities	Jan. 2021 to Dec. 2030	8.00%	8.00%		$12.3	9.5

Total long-term debt						$1,220.3

Current						20.0
Non-current						1,200.3

Total long-term debt						$1,220.3

						January 31, 2018
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount		Carrying amount
Term Facility	June 2023	4.07%	4.07%	U.S. $	789.0	$969.9
Term Loans	Dec. 2018 to Dec. 2028	0.75% to 2.19%	1.00% to 5.64%	Euro	24.7	34.3
Finance lease liabilities	Jan. 2021 to Dec. 2030	8.00%	8.00%		$14.0	10.6

Total long-term debt						$1,014.8

Current						19.8
Non-current						995.0

Total long-term debt						$1,014.8

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2018 and 2017

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

12.	LONG-TERM DEBT [CONTINUED]

The following table explains the changes in long-term debt during the nine-month period ended October 31, 2018:

		Statements of cash flows		Non-cash changes
	Carrying amount as at January 31, 2018	Issuance	Repayment	Effect of foreign currency exchange rate changes	Other	Carrying amount as at October 31, 2018
Term Facility	$969.9	$143.0	$(3.0)	$69.0	$0.1	$1,179.0
Term Loans	34.3	2.7	(4.6)	(1.1)	0.5	31.8
Finance lease liabilities	10.6	—	(1.8)	—	0.7	9.5

Total	$1,014.8	$145.7	$(9.4)	$67.9	$1.3	$1,220.3

a)	Term Facility

On May 23, 2018, the Company refinanced its term facility to increase the principal amount by U.S. $111.0 million for a total principal of U.S. $900.0 million, to extend the maturity from June 2023 to May 2025 and to reduce the cost of borrowing by 0.50% (the “Term Facility”). The Term Facility agreement contains customary representations and warranties but includes no financial covenants. The Company incurred transaction costs of $8.9 million, which have been recorded in financing costs.

As at October 31, 2018, the cost of borrowing under the Term Facility was as follows:

(i) LIBOR plus 2.00% per annum, with a LIBOR floor of 0.00%; or

(ii) U.S. Base Rate plus 1.00%; or

(iii) U.S. Prime Rate plus 1.00%

Under the Term Facility, the cost of borrowing in U.S. Base Rate or U.S. Prime Rate cannot be lower than the cost of borrowing in LIBOR.

The Company is required to repay a minimum of 0.25% of the original nominal amount of U.S. $900.0 million each quarter, starting in the third quarter of the fiscal year ending January 31, 2019. Consequently, the Company repaid an amount of U.S. $2.3 million ($3.0 million) during the three-month period ended October 31, 2018. Also, the Company may be required to repay a portion of the Term Facility in the event that Bombardier Recreational Products Inc. has an excess cash position at the end of the fiscal year and its leverage ratio is above a certain threshold level.

b)	Term Loans

During the nine-month period ended October 31, 2018, the Company entered into term loan agreements at favourable interest rates under Austrian government programs. These programs support research and development projects based on the Company’s incurred expenses in Austria. The term loans have a total nominal amount of euro 1.7 million ($2.6 million), interest rates at Euribor three-months plus 1.00% and maturities between December 2022 and March 2023.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2018 and 2017

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

13.	CAPITAL STOCK

The changes in capital stock issued and outstanding were as follows:

	Number of shares	Carrying Amount
Subordinate voting shares
Balance as at January 31, 2018	38,307,827	$229.7
Issued upon exercise of stock options	255,864	9.3
Issued in exchange of multiple voting shares	8,851,088	0.7
Repurchased under the normal course issuer bid program	(4,383,370)	(26.4)

Balance as at October 31, 2018	43,031,409	$213.3

Multiple voting shares
Balance as at January 31, 2018	62,952,472	$5.1
Exchanged for subordinate voting shares	(8,851,088)	(0.7)

Balance as at October 31, 2018	54,101,384	$4.4

Total outstanding as at October 31, 2018	97,132,793	$217.7

a)	Normal course issuer bid program (“NCIB”)

In March 2018, the Company announced the renewal of its NCIB to repurchase for cancellation up to 3,625,271 of its outstanding subordinate voting shares. During the nine-month period ended October 31, 2018, the Company repurchased the 3,625,271 subordinate voting shares for a total consideration of $212.3 million. In addition, during the same period, the Company completed the NCIB announced and started during the year ended January 31, 2018 and repurchased 758,099 subordinate voting shares for a total consideration of $36.3 million.

When the Company was not permitted to purchase subordinate voting shares due to regulatory restrictions or self-imposed blackout periods, an automatic share purchase plan with a designated broker allowed the purchase of subordinate voting shares under pre-set conditions. During the nine-month period ended October 31, 2018, the Company recognized a gain of $0.8 million in financing income related to the automatic share purchase plan. The gain represents the difference between the share price used to establish the financial liability at the end of each quarter and the amount actually paid to repurchase shares during the regulatory restrictions or self-imposed blackout periods.

Of the total consideration of $248.6 million, $26.4 million represents the carrying amount of the shares repurchased, $223.0 million represents the amount charged to retained losses and $0.8 million represents the gain recognized in net income.

b)	Secondary offering

On September 18, 2018, Beaudier Group and Bain Capital completed a secondary offering of 8,700,000 subordinate voting shares of the Company through a syndicate of underwriters. Prior to such transaction, Beaudier Group and Bain Capital converted respectively 4,915,824 and 3,935,264 multiple voting shares into an equivalent number of subordinate voting shares. The Company did not receive any of the proceeds of the secondary offering. In accordance with the terms of the registration rights agreement entered into in connection with the initial public offering of the Company’s subordinate voting shares, the Company incurred approximately $1.9 million of fees and expenses related to this secondary offering.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2018 and 2017

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

14.	STOCK OPTION PLAN

During the nine-month periods ended October 31, 2018 and 2017, the Company granted respectively 862,750 and 1,093,100 stock options to eligible officers and employees to acquire subordinated voting shares at an average exercise price of $61.88 and $39.51 respectively. The fair value of the options at the grant date was respectively $18.72 and $12.55. Such stock options are time vesting and 25% of the options will vest on each of the first, second, third and fourth anniversary of the grant. The stock options have a ten-year term at the end of which the options expire.

15.	EARNINGS PER SHARE

a)	Basic earnings per share

Details of basic earnings per share were as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2018	October 31, 2017	October 31, 2018	October 31, 2017
Net income attributable to shareholders	$90.3	$69.9	$144.3	$168.7

Weighted average number of shares	97,112,503	103,240,376	98,681,732	108,607,972

Earnings per share - basic	$0.93	$0.68	$1.46	$1.55

b)	Diluted earnings per share

Details of diluted earnings per share were as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2018	October 31, 2017	October 31, 2018	October 31, 2017
Net income attributable to shareholders	$90.3	$69.9	$144.3	$168.7

Weighted average number of shares	97,112,503	103,240,376	98,681,732	108,607,972
Dilutive effect of stock options	1,506,898	987,167	1,459,799	851,563

Weighted average number of diluted shares	98,619,401	104,227,543	100,141,531	109,459,535

Earnings per share - diluted	$0.92	$0.67	$1.44	$1.54

16.	OTHER OPERATING EXPENSES

Details of other operating expenses were as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2018	October 31, 2017	October 31, 2018	October 31, 2017
Loss on litigation	$0.3	$—	$1.1	$5.7
Foreign exchange (gain) loss on working capital elements	3.8	12.3	24.6	(2.1)
(Gain) loss on forward exchange contracts	(1.1)	(8.2)	(16.5)	7.5
Other	0.3	0.2	0.4	0.1

Total	$3.3	$4.3	$9.6	$11.2

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2018 and 2017

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

17.	FINANCING COSTS AND INCOME

Details of financing costs and financing income were as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2018	October 31, 2017	October 31, 2018	October 31, 2017
Interest on long-term debt	$13.0	$10.0	$36.6	$30.2
Transaction costs on long-term debt	—	2.1	8.9	2.1
Interest and commitment fees on revolving credit facilities	1.7	1.7	3.3	3.4
Net interest on employee future benefit liabilities	1.4	1.4	4.3	4.1
Financial guarantee losses	0.2	0.2	1.0	0.7
Unwinding of discount of provisions	0.7	0.3	1.8	0.9
Other	0.3	0.2	1.1	0.4

Financing costs	17.3	15.9	57.0	41.8

Financing income	(0.4)	(0.5)	(2.3)	(1.9)

Total	$16.9	$15.4	$54.7	$39.9

18.	INCOME TAXES

Details of income tax expense were as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2018	October 31, 2017	October 31, 2018	October 31, 2017
Current income tax expense
Related to current year	$31.6	$37.2	$87.6	$61.4
Related to prior years	2.2	—	2.4	0.1

	33.8	37.2	90.0	61.5

Deferred income tax expense (recovery)
Temporary differences	4.9	(5.7)	(21.5)	(3.7)
Effect of income tax rate changes on deferred income taxes	(0.1)	0.2	0.3	0.2
Increase (decrease) in valuation allowance	1.2	3.7	9.0	(1.1)

	6.0	(1.8)	(12.2)	(4.6)

Income tax expense	$39.8	$35.4	$77.8	$56.9

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2018 and 2017

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

18.	INCOME TAXES [CONTINUED]

The reconciliation of income taxes computed at the Canadian statutory rates to income tax expense recorded was as follows:

	Three-month periods ended				Nine-month periods ended
	October 31, 2018		October 31, 2017		October 31, 2018		October 31, 2017
Income taxes calculated at statutory rates	$34.7	26.7%	$28.3	26.8%	$59.4	26.7%	$60.6	26.8%
Increase (decrease) resulting from:
Income tax rate differential of foreign subsidiaries	(4.3)		(2.0)		(6.7)		(2.4)
Effect of income tax rate changes on deferred income taxes	(0.1)		0.2		0.3		0.2
Increase (decrease) in valuation allowance	1.2		3.7		9.0		(1.1)
Recognition of income taxes on foreign currency translation	1.5		0.6		0.3		(1.0)
Permanent differences [a]	3.7		4.8		12.4		1.8
Adjustments in respect of prior years	2.6		(0.1)		1.9		(0.7)
Other	0.5		(0.1)		1.2		(0.5)

Income tax expense	$39.8		$35.4		$77.8		$56.9

[a]	The permanent differences result mainly from the foreign exchange (gain) loss on the long-term debt denominated in U.S. dollars.

19.	FINANCIAL INSTRUMENTS

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of the Company’s financial instruments take into account the credit risk embedded in the instrument. For financial assets, the credit risk of the counterparty is considered whereas for financial liabilities, the Company’s credit risk is considered.

In order to determine the fair value of its financial instruments, the Company uses, when active markets exist, quoted prices from these markets (“Level 1” fair value). When public quotations are not available in the market, fair values are determined using valuation techniques. When inputs used in the valuation techniques are only inputs directly and indirectly observable in the marketplace, fair value is presented as “Level 2” fair value. If fair value is assessed using inputs that require considerable judgment from the Company in interpreting market data and developing estimates, fair value is presented as “Level 3” fair value. For Level 3 fair value, the use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2018 and 2017

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

19.	FINANCIAL INSTRUMENTS [CONTINUED]

The fair value level, carrying amount and fair value of restricted investments, derivative financial instruments and long-term debt were as follows:

		As at October 31, 2018
	Fair value level	Carrying amount	Fair value
Restricted investments (Note 6)	Level 2	$15.5	$15.5

Derivative financial instruments
Forward exchange contracts
Favourable (Note 6)		$8.6	$8.6
(Unfavourable)		(3.9)	(3.9)
Inflation rate swap		(3.4)	(3.4)

	Level 2	$1.3	$1.3

Long-term debt (including current portion)
Term Facility (Note 12)	Level 1	$(1,179.0)	$(1,174.6)
Term Loans (Note 12)	Level 2	(31.8)	(31.9)

		$(1,210.8)	$(1,206.5)

For cash, trade and other receivables, revolving credit facilities, trade payables and accruals, dealer holdback programs and customer deposits, the carrying amounts reported on the condensed consolidated interim statements of financial position or in the notes approximate the fair values of these items due to their short-term nature.

20.	ADOPTION OF IFRS 15 AND IFRS 9

The Company adopted the following new accounting standards effective February 1, 2018.

IFRS 15 Revenue from contracts with customers

In May 2014, the IASB issued IFRS 15 “Revenue from contracts with customers”. The objective of this standard is to establish a single comprehensive model for entities to be used in accounting for revenue arising from contracts with customers.

The Company decided to apply the standard retrospectively to prior reporting periods presented in accordance with the transition rules of IFRS 15. As such, all comparative information in these unaudited condensed consolidated interim financial statements has been prepared as if IFRS 15 had always been in effect since February 1, 2017.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2018 and 2017

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

20.	ADOPTION OF IFRS 15 AND IFRS 9 [CONTINUED]

IFRS 15 Revenue from contracts with customers [continued]

Following the adoption of IFRS 15, the Company revised its revenue recognition accounting policy. The revised policy is as follows:

The Company’s revenues are derived primarily from the sale of products and related parts and accessories. Revenues are recognized when control is transferred to the Customers. Control is usually transferred when all the following events have occurred: the Company has a present right to payment, the Customers have legal title to the asset, the Company has transferred physical possession of the asset, the significant risks and rewards of ownership of the asset have been transferred to the Customers and the Customers have accepted the asset. The Company’s revenue recognition is achieved normally when products are shipped. Revenues are measured at an amount equal to the consideration to which the Company expects to be entitled, which includes sales promotions and expected returns to occur after the shipment date. When, in addition to the regular warranty coverage, an extended warranty coverage is given with the purchase of the product, a portion of the revenue representing the value of the extended warranty is deferred. The value deferred is based on the stand-alone selling price of both the unit sold and the extended warranty given. The deferred revenue is then recognized over the extended warranty coverage period.

IFRS 9 Financial instruments

In July 2014, the IASB published the final version of IFRS 9 “Financial instruments” that introduced new classification requirements, new measurement requirements and a new hedge accounting model. The final version of the Standard replaces earlier versions of IFRS 9 and completes the IASB project to replace IAS 39 “Financial instruments: recognition and measurement”. In October 2017, the IASB issued a clarification on accounting treatment for debt modification or exchange that does not result in derecognition.

The Company applied the standard retrospectively to prior reporting periods presented. As a result, all comparative information in these unaudited condensed consolidated interim financial statements has been prepared as if IFRS 9 had been in effect since February 1, 2017.

Classification and measurement of financial assets and liabilities

IFRS 9 uses a new approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. For classification and measurement of financial liabilities, most of the requirements in IAS 39 were carried forward in IFRS 9. The impact on financial assets and financial liabilities for the Company is not significant.

Impairment of financial assets

IFRS 9 introduced a new expected credit loss impairment model that requires more timely recognition of expected credit losses. The new standard requires entities to account for expected credit losses when financial instruments are first recognized and to recognize full lifetime expected losses on a more timely basis. The impact of this new model for the Company is not significant.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2018 and 2017

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

20. ADOPTION OF IFRS 15 AND IFRS 9 [CONTINUED]

IFRS 9 Financial instruments [continued]

Change to financial liabilities

On retrospective adoption of IFRS 9, the Company changed its accounting related to the identification of a substantial modification that is accounted for as an extinguishment. As a result of this change, the Company has determined that the modification of financial liabilities that includes a prepayment option at par with no break costs is equivalent to an extinguishment. When a modification is accounted for as an extinguishment, the original financial instrument is derecognized, including any unamortized transaction costs and any costs or fees incurred related to the modification, and the new instrument arising from the modification is recognized at fair value.

Hedge accounting

IFRS 9 also introduced a new hedge accounting model. The new model aligns hedge accounting more closely with an entity’s risk management objectives and strategies. The impact of this new model for the Company is not significant.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2018 and 2017

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

20.	ADOPTION OF IFRS 15 AND IFRS 9 [CONTINUED]

Impact on prior reporting periods

The effect of adoption of IFRS 15 and IFRS 9 on the condensed consolidated interim statements of net income for the three- and nine-month periods ended October 31, 2017 was as follows:

		Three-month period ended			Nine-month period ended
		October 31, 2017			October 31, 2017
	Reference	Previously reported	Adjust- ments	Restated	Previously reported	Adjust- ments	Restated
Revenues	A, B	$1,240.5	$(14.0)	$1,226.5	$3,223.7	$2.8	$3,226.5
Cost of sales	B	911.1	(4.5)	906.6	2,473.4	(9.9)	2,463.5

Gross profit		329.4	(9.5)	319.9	750.3	12.7	763.0

Operating expenses
Selling and marketing		77.3	—	77.3	219.8	—	219.8
Research and development		47.4	—	47.4	146.0	—	146.0
General and administrative		38.4	—	38.4	126.0	—	126.0
Other operating expenses		4.3	—	4.3	11.1	0.1	11.2

Total operating expenses		167.4	—	167.4	502.9	0.1	503.0

Operating income		162.0	(9.5)	152.5	247.4	12.6	260.0

Financing costs	C	15.1	0.8	15.9	43.8	(2.0)	41.8
Financing income		(0.5)	—	(0.5)	(1.9)	—	(1.9)
Foreign exchange (gain) loss on long-term debt	C	30.9	0.8	31.7	(5.7)	(0.2)	(5.9)

Income before income taxes		116.5	(11.1)	105.4	211.2	14.8	226.0

Income tax expense		38.7	(3.3)	35.4	51.8	5.1	56.9
Net income		$77.8	$(7.8)	$70.0	$159.4	$9.7	$169.1

Attributable to shareholders		$77.7	$(7.8)	$69.9	$159.0	$9.7	$168.7
Attributable to non-controlling interest		$0.1	$—	$0.1	$0.4	$—	$0.4

Basic earnings per share		$0.75	$(0.07)	$0.68	$1.46	$0.09	$1.55
Diluted earnings per share		$0.75	$(0.08)	$0.67	$1.45	$0.09	$1.54

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2018 and 2017

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

20.	ADOPTION OF IFRS 15 AND IFRS 9 [CONTINUED]

Impact on prior reporting periods [continued]

The effect of adoption of IFRS 15 and IFRS 9 on the condensed consolidated interim statements of financial position as at January 31, 2018 and February 1, 2017 was as follows:

		As at January 31, 2018			As at February 1, 2017
	Reference	Previously reported	Adjust- ments	Restated	Previously reported	Adjust- ments	Restated
Cash		$226.0	$—	$226.0	$298.6	$—	$298.6
Trade and other receivables		330.1	(1.3)	328.8	326.7	(1.4)	325.3
Income taxes and investment tax credits receivable		19.9	—	19.9	46.2	—	46.2
Other financial assets		11.5	—	11.5	3.5	—	3.5
Inventories		752.5	(9.7)	742.8	689.8	(7.7)	682.1
Other current assets		18.3	2.1	20.4	18.2	2.7	20.9

Total current assets		1,358.3	(8.9)	1,349.4	1,383.0	(6.4)	1,376.6

Investment tax credits receivable		4.5	—	4.5	4.2	—	4.2
Other financial assets		21.4	—	21.4	20.1	—	20.1
Property, plant and equipment		766.8	—	766.8	673.2	—	673.2
Intangible assets		314.6	—	314.6	317.1	—	317.1
Deferred income taxes		91.0	74.0	165.0	116.4	85.6	202.0
Other non-current assets		1.8	0.1	1.9	2.2	0.1	2.3

Total non-current assets		1,200.1	74.1	1,274.2	1,133.2	85.7	1,218.9

Total assets		$2,558.4	$65.2	$2,623.6	$2,516.2	$79.3	$2,595.5

Trade payables and accruals		$805.5	$—	$805.5	$718.5	$—	$718.5
Provisions	A, B	255.0	123.8	378.8	232.5	111.8	344.3
Other financial liabilities		133.5	—	133.5	94.7	—	94.7
Income tax payable		42.6	—	42.6	29.6	—	29.6
Deferred revenues	B	—	62.1	62.1	—	63.0	63.0
Current portion of long-term debt		19.8	—	19.8	22.7	—	22.7
Other current liabilities		7.3	(7.3)	—	6.0	(6.0)	—

Total current liabilities		1,263.7	178.6	1,442.3	1,104.0	168.8	1,272.8

Long-term debt	C	970.8	24.2	995.0	901.0	28.4	929.4
Provisions	A, B	96.8	(10.5)	86.3	85.5	2.6	88.1
Other financial liabilities		27.8	—	27.8	28.7	—	28.7
Deferred revenues	B	—	122.3	122.3	—	105.4	105.4
Employee future benefit liabilities		224.8	—	224.8	194.1	—	194.1
Deferred income taxes		6.0	(4.8)	1.2	16.8	(14.3)	2.5
Other non-current liabilities		25.9	(10.0)	15.9	20.6	(7.1)	13.5

Total non-current liabilities		1,352.1	121.2	1,473.3	1,246.7	115.0	1,361.7

Total liabilities		2,615.8	299.8	2,915.6	2,350.7	283.8	2,634.5
Equity (deficit)		(57.4)	(234.6)	(292.0)	165.5	(204.5)	(39.0)

Total liabilities and equity (deficit)		$2,558.4	$65.2	$2,623.6	$2,516.2	$79.3	$2,595.5

The adoption of IFRS 15 and IFRS 9 had no impact on cash flow totals from operating, investing and financing activities.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2018 and 2017

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

20.	ADOPTION OF IFRS 15 AND IFRS 9 [CONTINUED]

Impact on prior reporting periods [continued]

A.	SALES PROMOTIONS

According to IFRS 15, all sales promotions are recognized at the time of sale rather than at the later of either revenue recognition or the announcement of the sales program under IAS 18 “Revenue”.

B.	EXTENDED WARRANTY

According to IFRS 15, a portion of the revenue recognized upon the sale of a product should be deferred when, in addition to the regular warranty coverage, an extended warranty coverage is given with the purchase of the product. The deferred revenue is then recognized over the extended warranty coverage period and the warranty claims are recorded in cost of sales as incurred. Prior to the adoption of IFRS 15, when an extended warranty coverage was given with the purchase of the product, the expected costs during the coverage period was recognized in cost of sales at the later of either revenue recognition or the announcement of the sales program. The warranty claims were recorded against the provision.

C.	TRANSACTION COSTS ON LONG-TERM DEBT

Following the adoption of IFRS 9, the unamortized transactions costs on long-term debt were derecognized.

21.	REVENUES

Details of revenues were as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2018	October 31, 2017	October 31, 2018	October 31, 2017
Powersports
Year-Round Products	$562.4	$464.4	$1,643.0	$1,300.9
Seasonal Products	490.9	475.6	1,225.9	1,116.7
Powersports PAC and OEM Engines	201.8	179.1	504.8	472.4
Marine	139.1	107.4	364.2	336.5

Total	$1,394.2	$1,226.5	$3,737.9	$3,226.5

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2018 and 2017

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

21.	REVENUES [CONTINUED]

The following table provides geographic information on Company’s revenues. The attribution of revenues was based on customer locations.

	Three-month periods ended		Nine-month periods ended
	October 31, 2018	October 31, 2017	October 31, 2018	October 31, 2017
United States	$705.5	$591.2	$2,016.3	$1,633.9
Canada	285.0	262.3	636.1	586.6
Western Europe	66.8	69.8	261.9	245.2
Scandinavia	117.2	106.7	258.4	249.2
Asia Pacific	90.7	82.2	247.6	222.3
Eastern Europe	54.7	40.9	121.0	107.3
Latin America	37.5	39.6	94.3	90.0
Mexico	28.9	27.5	83.1	76.5
Austria	5.7	4.5	12.6	9.5
Africa	2.2	1.8	6.6	6.0

	$1,394.2	$1,226.5	$3,737.9	$3,226.5